SOUTHWESTERN RESOURCES CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

December 31, 2007 and 2006

Forward-Looking Statements

All statements made in this MD&A, other than statements of historical fact, are forward-looking statements.  The words "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "will", "would", "should", "guidance", "potential", "continue", "project", "forecast", "confident", "prospects", and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates.  These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including but not limited to, the Company's access to additional capital to fund future activities, the loss of mineral properties or the inability to obtain mining licences, the inherently risky nature of the Company's activities and its lack of experience in bringing an exploration property into production, its ability to repatriate any earnings, foreign exchange fluctuations, the political stability and economic uncertainty of those areas in which the Company carries on operations and the lack of infrastructure in those areas, title risks, the risks and uncertainties associated with joint ventures and the Company's reliance on third parties, statutory and regulatory compliance, the adequacy and availability of insurance coverage, the Company's dependence upon employees and consultants and fluctuations in mineral prices and other risks detailed in the Company's filings with the Canadian Securities Administrators.  Reference should be made to the section entitled "Risk Factors" contained in the Annual Information Form of the Company dated March 17, 2008 for a detailed description of the risks and uncertainties relating to the business of the Company.  These risks, as well as others, could cause actual results and events to vary significantly.  The Company expressly disclaims any intent or obligation to update these forward-looking statements, unless the Company specifically states otherwise.

General

This Management’s Discussion and Analysis (“MD&A”) of Southwestern Resources Corp. (the “Company” or “Southwestern”) provides an analysis of Southwestern’s financial results for the year ended December 31, 2007 compared to the previous year and should be read in conjunction with the Company’s December 2007 audited consolidated financial statements and related notes which have been prepared in accordance with Canadian generally accepted accounting principles.  Information with respect to generally accepted accounting principles in the United States is provided in Note 17 to the audited consolidated financial statements.  This MD&A has taken into account information available up to and including March 17, 2008.  All dollar amounts in this MD&A are expressed in Canadian dollars unless otherwise stated.

Southwestern is an exploration stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially with the potential to host gold, silver and base metals, and is currently active in China and Peru.  The Company is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange (“TSX”) under the symbol SWG.

The Company conducts its exploration independently as well as through joint venture agreements.  The majority of the Company’s joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company’s properties over a period of time.  The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project owned by a third party.

On July 4, 2007, Timo Jauristo was appointed interim President and Chief Executive Officer ("CEO") following John Paterson's resignation as President, CEO, and Director of the Company on June 19, 2007.

On July 19, 2007, the Company disclosed that its special committee of independent directors, formed to review all aspects of the Boka Project, had determined that there were deficiencies in the Company's control procedures at the Boka Project which resulted in errors in previously reported assay results.  Furthermore, the review indicated that the integrity of certain stored drill core samples had been compromised.  As a consequence, the Company withdrew all of its previously announced results for the Boka Project and initiated a detailed review. As a result of this review, a new NI 43-101Technical Report (the “Technical Report”) for the Boka Project was filed on SEDAR on November 9, 2007 and included a completed Inferred Mineral Resource estimate based on composited drillhole assay data from the reconstructed and validated assay database for the project. The Technical Report indicated that there is upside potential to the Boka Project and that the exploration concessions and mining licenses that make up the Boka Project were in good standing.

As at December 31, 2007, The Boka Project was recorded at a carrying value of $10.0 million.  The Company considered the carrying value of the Boka Project as at December 31, 2007 in accordance with Canadian generally accepted accounting principles and determined that an impairment had occurred, resulting in a write-down of $33.8 million to a value which management considers to be a reasonable estimate of the fair value of the project at this time.  This estimate was based on further in depth analysis of the Technical Report received in November 2007 and discussions with various independent third parties. The Company can provide no assurance that the continued assessment of and further work on the Boka Project will not result in another impairment charge in the future. The future prospects of the Boka Project are contingent and uncertain. The Company is reviewing all of its options to maximize and enhance shareholder value in respect of the Boka Project. These options include further exploration and development work, joint ventures, option/royalty arrangements, divestitures and other value enhancing initiatives.

The Company and John Paterson have been named in three class-action lawsuits in British Columbia, Ontario and Quebec where the plaintiffs allege that the Company and Paterson negligently or recklessly misrepresented the quantity of gold in drill samples taken from the Boka Project.  The Company is vigorously defending itself against such claims.  The consolidated financial statements as at December 31, 2007 do not include any provision for liability that may be necessary should the Company be unsuccessful in defending such claims as the amount of the potential liability is not determinable as of the date of these financial statements.

In August 2007, the Company announced that it had commenced legal action in the Supreme Court of British Columbia against John Paterson and certain affiliated companies, for, among other things, fraud, breach of fiduciary, statutory and contractual duties and insider trading. The Company is seeking to recover all damages and losses caused to the Company.

As a result of the errors in previously reported assay results relating to the Boka Project, including defending itself in the lawsuits brought against it, as well as commencing legal action against its former CEO, the Company has incurred legal and consulting expenses totalling approximately $2.1 million during the year.

The Company spent approximately $12.0 million on exploration during the year (excluding Zincore expenditures on the Accha-Yanque property), of which $8.2 million (on a cash basis) related to drilling, pre-feasibility and associated costs at the Boka Project, and $2.4 million related to the Liam Project in Peru.

CHINA

Boka Project

Subsequent to the discovery that there were errors in previously reported assay results relating to Boka as noted above, the Company commissioned an independent consultant to prepare a new 43-101 Technical Report. The report was released in November 2007.

The inferred mineral resource estimate was based on composited and top cut drillhole assay data from the reconstructed and validated assay database for the Boka Project.  Adit assay data was not taken into account or included in the Mineral Resource estimate.  Based on top cut drillhole data, grades and volume varied from 700,000 ounces of contained gold at 0.4 grams per tonne to 337,0000 ounces of contained gold at 1.9 grams per tonne. (See Technical Report filed on SEDAR on November 9, 2007). The Technical Report also indicated that there may be upside potential in the Mineral Resource estimate with the inclusion of the area currently defined by adit sampling.  The inclusion of this area would result in an extension of the Mineral Resource and could improve the estimated grades of the areas surrounding the adits.  In order to include the adit areas in the Mineral Resource estimate, additional drilling and sampling is required to confirm mineralization.

The Technical Report also indicated that the consultants believe that there is upside potential to the Mineral Resource at the Boka deposit.  The consultants note that there are indications of mineralization at depth beneath the Boka 1N and Boka 1S zones, and at depth in the relatively sparsely drilled area between the two zones.  The recommended work program includes: (a) additional infill drilling that achieves an effective 25 metre drillhole spacing to improve the understanding of the structural controls on mineralization and geological confidence level; and (b) investigating the option of opening up one or more of the adits to facilitate targeted underground drilling to: (i) define and quantify the potentially higher grade mineralization contained in the adit sampling areas; and (ii) improve the structural model and to collect bulk samples for analysis to improve confidence in the Mineral Resource estimate.

During 2007, the Company incurred expenditures totalling $7.9 million on the Project. The majority of these costs were incurred during the first half of the year primarily relating to the preparation of a pre-feasibility study.

PERU

Liam Gold-Silver Project

The Liam Project is a 50/50 joint venture between Southwestern and Newmont Peru Limited (“Newmont”) and is comprised of 282,292 hectares of claims located in the Tertiary Volcanic Belt of south-central Peru, approximately 170 kilometres northwest of Arequipa. Since inception of the joint venture in 2003, the partners have identified and evaluated 38 exploration prospects in the project area, nine of which have been drilled by either Newmont or Southwestern. The prospects and projects include high-sulphidation, low-sulphidation vein, low-sulphidation disseminated, carbonate-replacement, mesothermal vein, skarn and porphyry hydrothermal systems. The most advanced and significant projects in Liam are the Crespo and Queshca silver-gold and gold high-sulphidation systems.

During 2007, four projects were drilled by the partners: Numa, Aluja, Pacobamba and Huacullo. The drilling at Numa, Aluja and Pacobamba were first-pass drill tests on these projects, which were first identified by Southwestern during generative exploration in 2006.  The drilling at Huacullo was second-phase step-out holes following up on the successful results from the 2006 drilling.

Generative exploration was carried out in 2007 in several areas of Liam, by both Southwestern and Newmont, and resulted in several new, encouraging prospects being identified. These prospects will be further evaluated in 2008 and a technical review of the extensive Liam database will be completed in the first half of 2008 to generate and prioritize additional areas for exploration.

Due to substantial progress at Liam during 2007, an updated NI 43-101 document is planned for completion in 2008.

Descriptions of the numerous gold and silver zones included in the Liam Project, and their respective stages of evaluation, are presented below.

Cerro Crespo/Cerro Quescha

Since 2003 both Southwestern and Newmont have completed 88 holes/13,735 metres of drilling on this high-sulphidation silver-gold project, the results of which indicate that Crespo ridge is strongly mineralized with gold and silver and is comprised of massive silica, vuggy silica and silica-alunite alteration phases, cross-cut by hydrothermal and magmatic breccias. The cross-cutting breccias commonly carry high-grade silver (greater than 1,000 grames per tonne). A preliminary analysis completed by Newmont suggests that a mineral inventory of gold and silver is present and potentially economic.

Queshca is located approximately one kilometre north of Cerro Crespo and is comprised of six zones of outcropping gold-silver mineralization with high grade gold (multiple-grams per tonne) associated with structures and late iron oxide fracture fillings. Drilling has shown the six zones to be possible remnants of an eroded larger high-sulphidation system.  Potential to discover additional, modest-sized, mineralized bodies is present.

Southwestern and Newmont are determining the most beneficial manner to advance Cerro Crespo and Queshca into the next stage.

Numa

Numa consists of a silver-lead-zinc replacement mineralization within a 2,500-metre long zone of limestone with multiple, near-vertical breccia and replacement horizons up to 50 metres wide. Work completed during 2007 included collecting over 1,400 rock chip samples, geological mapping, geophysical surveying and drilling 18 core holes (3,097 metres). Results from sampling over the principal mineralized zone include 273 samples containing over 30 grams per tonne silver and 53 samples containing over 301 grams per tonne silver. The geophysical surveying suggests that the subsurface replacement bodies extend for considerable depth (greater than 150 metres depth).

Thirteen of the eighteen holes were drilled at the principal mineralized zone and five other holes were drilled on three peripheral, skarn and carbonate-replacement, targets. The results from the 13 holes in the principal carbonate replacement mineralized zone are encouraging. Mapping and sampling indicate that the mineralization is distributed over two kilometres of strike-length.  Mineralized thicknesses at depth are similar to widths seen in outcrop. Continuity between drill holes is not clear due to wide drill-spacing (up to 500 metres) and “pinch and swell” geometries of the mineralized zones seen on surface. Numa remains an exciting exploration project within the Liam Project.  Additional work is needed to determine the significance of the mineralization. Three dimensional modelling, detailed structural mapping and interpretation and geophysical surveying are being considered for planning the next phase of drilling in the principal mineralized zone.  Similarly, more field and interpretive work is planned to develop additional drill targets in the greater Numa area, as several other alteration zones identified in 2007 have not been drill-tested.

Aluja

Aluja is a strongly developed high-sulphidation alteration system hosted within pervasively alunite-quartz altered volcanic rocks. The alteration area covers 2.0 x 1.5 kilometres and consists of variable silica types, including large areas of upper level, vapour-phase derived, granular silica which suggests preservation of a possible mineralized system at depth. Over 2,300 samples have been collected from outcrop.  The highest grades (four samples with 4.0 to 54 grams per tonne gold) are from hydrothermal breccia bodies that cross-cut the granular silica zones, suggesting strong mineralization in the sub-surface.

During 2007, Newmont completed a 24 kilometre access road, installed a project camp, completed field work (mapping, sampling and geophysics) and drilled nine, reverse circulation holes (2,064 metres) for a first-pass test. Aluja results were not as  positive as expected; however, they do indicate anomalous subsurface values from a strongly altered area of 800 metres by 800 metres. Data review and additional fieldwork are planned to decide if further drilling is justified in 2008.

Huacullo

Huacullo is a low-sulphidation gold-silver vein system located 18 kilometres northwest of Crespo/Queshca. Multiple veins outcrop at Huacullo and are present over at least 800 metres of strike-length.  Results from the five-hole (922 metres) second drill phase at Huacullo were not as positive as expected.

Previous drilling at Huacullo by Newmont in 2006 resulted in several significant silver and gold intersections which were highlighted by:  2.30 metres of 91.50 grams per tonne silver and 11.50 grams per tonne gold, including 1.05 metres of 22.40 grams per tonne gold in HUA-008, 1.65 metres of 133.50 grams per tonne silver and 1.35 grams per tonne gold in HUA-004, 0.45 metres of 144 grams per tonne silver and 3.20 grams per tonne gold in HUA-002 and 0.90 metres of 109 grams per tonne silver in HUA-006.

Additional field evaluation at Huacullo will continue to test the size potential of the higher grade veins and possible shoots as well as to test for additional veins.

Pacapausa

Pacapausa comprises 7,933 hectares of exploration concessions located between the Selene silver mine to the north and the new Pallancata high-grade silver vein project being advanced to production to the south.

At the beginning of 2007, the project was subject to an option agreement with Minera Oro Vega ("Oro Vega"), the Peruvian subsidiary of International Minerals Corporation. In August 2007, Oro Vega notified Southwestern that they would exercise the first option of the agreement to acquire 50% of the project, after fulfilling the requirements of investing US $1,000,000 and drilling over 1,000 metres (2,082 metres were drilled) on the project.  Oro Vega has assigned their contractual position in the agreement to Minera Suyamarca S.A.C.(“Suyamarca”).  A new company is being incorporated between Southwestern and Suyamarca, with Suyamarca as operator, to hold and further explore the property.

Five target areas have been defined on the project each consisting of epithermal silver and gold mineralization within vein, stockwork and breccia zones. Surface sampling has defined several areas of high-grade silver. Eleven drill holes totalling 2,082 metres were completed during the first quarter of 2007. As reported by Oro Vega, highlights of the results include: 10.8 metres of 212 grams per tonne silver in hole PACA-009; 1.5 metres of 548 grams per tonne silver in hole PACA-001; and 4.8 metres of 100 grams per tonne silver in PACA-005.

Millo-Azucar

The Millo-Azucar project is comprised of both a high sulphidation alteration system and several low-sulphidation vein systems, located 20 kilometres to the northwest of the Crespo and Queshca projects of the Liam Project. Millo-Azucar is a Joint Venture with Meridian Gold Inc. (“Meridian”), whereby Meridian is earning a 70% interest in the project by funding all exploration costs through the completion of a pre-feasibility study.

Meridian recently completed a 15 hole (3,814 metres) second-phase drill program on the project and the drilling was carried out at both the Millo high sulphidation zone (six holes) and at the low sulphidation Espanola vein set (nine holes). Drill assay results have been received and none of the holes at Millo (MIL-001 through MIL-006) returned significant results. Results for the nine holes at Espanola were highlighted by a 4.7 metre intersection grading 463 grams per tonne silver and 1.93 grams per tonne gold and a 14.3 metre intersection grading 97 grams per tonne silver and 1.17 grams per tonne gold.

Previous drilling of 12 holes by Meridian in 2006 at Espanola (reported February 1, 2007), was highlighted by a 20.30 metre intersection grading 317 grams per tonne silver and 2.65 grams per tonne gold in hole PTT-004, a 17.10 metre intersection grading 162 grams per tonne silver and 1.80 grams per tonne gold in hole PTT-005 and a 0.70 metre intersection grading 814 grams per tonne silver and 27.10 grams per tonne gold in hole PTT-007.

Results from both phases of drilling at Espanola are very encouraging. Drilling to date at Espanola is within an area of 700 metres by 300 metres and was designed to test several distinct veins that partly form the Espanola vein set. New fieldwork by Meridian now indicates that the Espanola vein system extends for at least 3.5 kilometres in strike-length and at least three additional, sub-parallel veins have been identified. Mapping, sampling and additional drill target generation on the newly identified veins will continue through the first quarter of 2008.

Meridian has applied for a drill permit with the Peruvian Government, which, when approved, will enable Meridian to construct more than the presently approved 20 drill pads. Approval is expected early in the second quarter of this year and Meridian will then begin a third phase of drilling to test the greater strike-length of the Espanola vein set and other associated, newly identified veins.

Antay Project

The 31,100 hectare Antay copper-molybdenum porphyry project is situated within the Tintaya-Bambas Copper Gold Belt and is accessible by road from Cuzco, 150 kilometres to the northeast.  Antay is now 100% owned by Southwestern as its previous partner Anglo American Exploration Peru S.A. terminated its option agreement due to unsuccsssful efforts to secure a community access agreement to the Sayta porphyry. Since the termination Southwestern has been successful in obtaining a community access agreement.

Sayta is a large, significant, porphyry system exposed for over 1.5 kilometres and consists of multi-phase porphyritic intrusions, sheeted and stock-work quartz vein zones and hydrothermal breccia bodies. Geochemical results from 35 breccia outcrop samples averaged 1.19% copper (up to 7.81%), 0.011% molybdenum (up to 0.057%) and 0.013 grams per tonne gold (up to 1.36 grams per tonne).

New Generative Exploration

Southwestern is continuing to aggressively explore Peru and to generate new projects in south-central and southern Peru. Target types include porphyries, skarns, high and low sulphidation epithermal systems and veins, mesothermal gold and copper veins and polymetallic veins. During 2007, Southwestern staked over 100,000 hectares of claims in the Bambas-Tintaya Copper Belt of south-central Peru, the Southern Peru Copper Belt of southern Peru and within the Tertiary Volcanic Belt of central Peru.  At least six new prospects staked in 2007 are being planned for advancement with additional fieldwork to possible drill-stage in 2008.

Change in Accounting for the Investment in Zincore Metals Inc.

In April 2007, the Company sold 500,000 common shares of Zincore Metals Inc. ("Zincore") for gross proceeds of $350,000. This sale reduced the Company's interest in Zincore from 50.4% to 49.7%.  As a result of the reduction of the Company's interest and resulting loss of control, the assets and liabilities of Zincore were no longer consolidated in the Company's balance sheet effective April 1, 2007.  The exclusion of the assets and liabilities of Zincore from the Company's consolidation and the investment carrying value at December 31, 2007 are detailed as follows:

As at December 31, 2007
(in thousands)
Cash	$15,378 15,378
Exploration advances and other receivables	171
Other assets	75
Property, plant and equipment	146
Resource properties	5,774
21,544
Accounts payable and accrued charges	(662)
Non-controlling interest	(10,360)
Investment as at April 1, 2007	$10,522
Sale of shares	(136)
Equity in loss (April 1, 2007 to December 31, 2007)	(1,116)
Stock-based compensation	298

Gain on dilution	290
Investment as at December 31, 2007	$9,858

Results of Operations

The consolidated net loss for the years ended December 31, 2007, 2006 and 2005 was $49.0 million or $1.09 loss per share, $1.5 million or $0.03 loss per share and $9.5 million or $0.22 loss per share, respectively.

The significant increase in net loss in 2007 in comparison to previous years was primarily due to the write-down of the Boka Project of $33.8 million, significantly higher foreign exchange losses, higher exploration expenditures of a reconnaissance nature, and significantly lower gains on shares issued by affiliated companies. Higher legal fees and lower interest income was partially offset by a reduction in stock-based compensation when compared to the previous year.

Effective January 1, 2007, the Company changed its practice of reporting stock-based compensation on a separate line in the Consolidated Statements of Loss and Deficit to a method of allocating the expense to (i) salaries and benefits to employees, (ii) consulting fees, and (iii) general exploration for individuals involved in exploration work.  The allocation for the years ended 2007, 2006 and 2005 were as follows:

(in thousands)	2007	2006	2005
Office salaries	$997	$1,663	$1,212
Consulting fees	1,218	2,399	3,505
General exploration	2,366	793	718
Zincore	336	433	-
Total	$4,917	$5,288	$5,435

For the year ended December 31, 2007, the stock-based compensation value was determined using the Black-Scholes option pricing model.  A weighted-average grant-date fair value of $1.07 (2006 – $5.82; 2005 - $4.15) for each option grant was estimated using the following weighted-average assumptions: no dividends are to be paid; volatility of 66% (2006 - 54%; 2005 – 58%); risk free interest rate of 3.9% (2006 – 4.0%; 2005 – 3.5%); and expected life of 3.5 years (2006 – 3.5 years; 2005 – 3.5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

Overall general and administrative expenses increased to $9.8 million in 2007 compared with $9.5 million in 2006 and $8.6 million in 2005.  The increase was mainly due to higher legal fees as a result of the legal issues confronting the Company discussed under “General” above and increased salary expenses due to retention bonuses given to employees as a result of the issues surrounding the Boka Project.  These increases in expenditures were partially offset by a decrease in stock-based compensation compared to prior years.  All other expenditures remained fairly comparable to prior years.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars.  The Company maintains sufficient US. dollar reserves to fund foreign exploration expenditures over the short term.  Foreign exchange loss was significantly higher in 2007 when compared to 2006 and 2005 due to the severe strengthening in the Canadian dollar in 2007 where it reached and surpassed par with its US counterpart.

General exploration expense relates to expenditures of a generative nature along with some of the costs of maintaining the Company’s foreign exploration offices.  General exploration expense has been increasing over the past three years due to increased general reconnaissance work being conducted in China and Peru to generate new projects, higher stock-based compensation for stock options granted to employees performing exploration activities, and in 2007, the costs of operating the Company’s exploration offices increased due to retention bonuses granted to all employees.

During 2007, expenditures totalling $36.0 million were written off relating to the Boka Project in China ($33.8 million), Yunnan Gold Project in China ($860,000) and various non-core projects in China (including the Inco Joint Venture) and Peru.  The costs relating to the Yunnan Gold Project were written off as a result of the joint venture partner on the project (Newmont Overseas Exploration Limited) terminating the joint venture based on the evaluation of the project area to date.  During 2006, a total of $593,000 in expenditures were written off of which $538,000 related to the Minaspata property in Peru.  In 2005, $698,000 was written off relating to the Sichuan project in China and various non-core projects in Peru.

Interest and other income is comprised of interest revenue and management fees charged to affiliated companies and was lower in 2007, when compared to 2006, due to lower cash balances. In 2006 it was higher than in 2005 due to higher interest revenue as a result of a larger treasury.

Dilution gains of $866,000 (2006 - $6,845,000; 2005 - $414,000) were recorded mainly as a result of equity financings completed by Zincore and Superior Diamonds Inc. (“Superior”) during these years. The large gain in 2006 represents a gain on dilution as a result of Zincore’s initial public offering.  Gains or losses on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company.  The Company does not receive any cash proceeds (nor is it required to make any payments) for such transactions.

During 2007, the Company recorded a gain of $3,346,000 on the sale of its investment in Lake Shore Gold Corp. (“Lake Shore”). The Company sold two million shares of Lake Shore for proceeds of $4.9 million.  As well, the Company sold 500,000 common shares of Zincore for gross proceeds of $350,000 and recorded a gain of $212,000. In 2006 the Company sold all of its common shares of Jinshan Gold Mines Inc. (“Jinshan”) and FNX Mining Co. (“FNX”) and recorded gains of $1,142,000 and $1,939,000, respectively.  A gain of $1,018,000 was recorded in 2005 for the partial sale of FNX shares.

During 2007, the Company recorded a loss of $1,203,000 (2006 – a gain of $68,000; 2005 – a loss of $218,000) as its equity in the operations of affiliated companies. The current year loss relates primarily to the equity in operations of Zincore ($1,116,000). The gain in 2006 relates only to the Company’s share of gains recorded by Superior whereas the Company’s share of gains and losses of Aurora Platinum Corp. (“Aurora”) were also included in 2005.   Equity in operations of affiliated companies represents the Company’s share of the net gains or losses for the reporting period in a significantly influenced company. Due to the Company and Superior no longer having a director and president in common as at July 1, 2007, the Company no longer accounts for its investment in Superior using the equity method as it has determined that it no longer has significant influence.

Non-controlling interest of $434,000 represents the minority share of net losses of Zincore for the three months ended March 31, 2007. Non-controlling interest of $432,000 represents the minority share of net losses of Zincore for the two months ended December 31, 2006.

Annual Financial Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements.  All dollar amounts are in Canadian dollars.

(All numbers are in thousands except per share amounts)

		Years Ended December 31
	2007	2006	2005
Financial Results:
Interest and other income	1,721	2,333	1,346
Net loss	(48,988)	(1,450)	(9,540)
Loss per share*	(1.09)	(0.03)	(0.22)

Financial Position:
Working capital	18,497	61,591	62,024
Mineral properties	22,029	50,555	34,879
Total assets	58,507	119,926	108,174
Non-controlling interest	-	10,627	-
Share capital	175,769	179,239	178,923
Contributed surplus	28,638	23,590	20,115
Accumulated other comprehensive income	958	-	-
Deficit	(148,435)	(95,703)	(93,340)

Number of common shares issued and outstanding	44,923	45,854	45,934

*Loss per share is calculated based on the weighted average number of shares outstanding.

Summary of Quarterly Financial Information (unaudited)

(All numbers are in thousands except per share amounts)

Fiscal Quarter Ended	4th Quarter December 31,2007	3rd Quarter September 30, 2007	2nd Quarter June 30, 2007	1st Quarter March 31, 2007
Interest and other income	288	368	429	636
Net loss	(38,421)	(5,514)	(3,990)	(1,063)
Loss per share* - basic and diluted	(0.86)	(0.12)	(0.09)	(0.02)

Fiscal Quarter Ended	4th Quarter December 31,2006	3rd Quarter September 30, 2006	2nd Quarter June 30, 2006	1st Quarter March 31, 2006
Interest and other income	677	537	607	512
Net income (loss)	6,424	(1,369)	(2,830)	(3,675)
Earnings (loss) per share* - basic and diluted	0.14	(0.03)	(0.06)	(0.08)

*Loss per share is calculated based on the weighted average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a significant variation between the quarters.  The difference in the second quarters was primarily the result of the equity in the operations of Zincore. The main difference in the first quarters was due to a gain on the sale of an investment recorded in March 2007.  The variation between the fourth quarters is mainly due to the write-down of the Boka project and other mineral properties in 2007, and a large gain on dilution of the Company's investment in Zincore in 2006.  In the third quarter the variation was primarily due to larger mineral property write-offs, foreign exchange losses, and legal fees.

Financial Condition, Liquidity and Capital Resources

Southwestern is not in commercial production on any of its mineral properties, and accordingly, it does not generate cash from operations.  The Company finances its activities by raising capital through the equity markets.  Currently the Company has no long-term debt and working capital as at December 31, 2007 was $18.5 million (2006 - $61.6 million including $17.3 million from Zincore.).

The Company expended $11.7 million on net operating activities during the year ended December 31, 2007 compared with $5.9 million in 2006 and $5.2 million in 2005.  The increase in 2007 relates mainly to significant legal and consulting fees, reconnaissance costs and foreign exchange losses as well as higher salaries and consulting fees due to retention payments.

The Company expended a net of $18.9 million on investing activities during 2007 compared with $15.3 million in 2006 and $9.5 million in 2005. During 2007, the Company expended $13.7 million on mineral properties in Peru and China, including $8.2 million on the Boka Project and $2.4 million on the Liam Joint Venture. The Company received proceeds of $11.0 million from the maturity of a short-term investment and the sale of Lake Shore and Zincore common shares. The Company also had a decrease in cash of $15.4 million due to the deconsolidation of Zincore which led to the  commencement of equity accounting for its investment. During 2006, the Company expended $16.1 million on mineral property and related deferred costs in China and Peru. The majority of these expenditures were incurred on the pre-feasibility and drilling program at the Boka Project in China.   A total of $5.8 million was expended on acquisition of short-term investments which have a term to maturity of six months and a further $583,000 on capital and other assets.  The Company also received proceeds of approximately $7.2 million from the sale of Jinshan and FNX shares.  During 2005, the Company expended $14.9 million on mineral property and related deferred costs in China and Peru.  A total of $1.9 million was expended on acquisition of shares in Superior ($400,000) and Lake Shore ($1.5 million) and a further $200,000 on capital assets.  The Company also received proceeds of approximately $3.0 million from the sale of FNX shares.

The carrying value of mineral properties decreased by $28.5 million as a result of exploration expenditures of $13.3 million which were offset by $36.0 million in mineral property write offs and a $5.8 million reduction due to the deconsolidation of Zincore.

In August 2006, the Company received regulatory approval of its normal course issuer bid pursuant to which the Company could acquire up to 2 million of its own common shares until August 28, 2007. During 2007, the Company purchased 930,600 of its own common shares for costs totalling $7.2 million pursuant to its normal course issuer bid. During the same period, all of these common shares, as well as 41,200 common shares purchased in 2006, were cancelled and resulted in a loss of $3.7 million being recorded as a charge to deficit. During 2006 the Company purchased 366,900 shares for total consideration of $3,342,000.  Of the shares purchased, 325,700 were cancelled, resulting in a loss of $1,735,000 of which $912,500 flowed to the Consolidated Statements of Loss and Deficit and the difference recorded in contributed surplus. The Company also cancelled 80,000 common shares it had acquired pursuant to its previous normal course issuer bid and recorded a loss of $466,944 in March 2006.

Due to the adoption of new accounting standards (see "Critical Accounting Policies and Estimates") effective January 1, 2007, the Company now measures assets classified as available-for-sale at fair value and includes resulting unrealized gains and losses on a new Consolidated Statement of Comprehensive Loss.  A total of $865,000 was recorded as unrealized losses on available-for-sale investments in 2007. The accumulated other comprehensive loss of $958,000 reported on the consolidated balance sheet includes an adjustment for cumulative unrealized gains on available-for-sale investments at January 1, 2007 of $3.4 million, which is reduced by a realized portion of $1.6 million relating to the sale of Lake Shore common shares and an unrealized loss of $865,000 as noted above.

As at December 31, 2007, the Company’s significantly influenced and other investments had a carrying value of $14.7 million (2006 - $4.4 million) and a market value of $19.9 million (2006 - $9.0 million). The market value of the Company’s interest in Zincore at December 31, 2006 was $34 million but was not included in the numbers above as it was consolidated at the time. Zincore’s market value is included in the numbers relating to 2007.

In February 2008 the Company sold 4,089,378 common shares of Superior for gross proceeds of $1,231,194. As a result of this transaction the Company’s interest in Superior was reduced to 6.5% from 12.9%.

The Company has commitments totalling $1,035,504 over three years (2008 - $376,547; 2009 - $376,547; 2010 - $282,410) pertaining to leasehold obligations of Southwestern.  As well, the Company has employee retention payment obligations of $670,667 in 2008. With respect to other contractual obligations, there are no material changes during the current period that are outside the ordinary course of the Company's business.

In management’s view the Company has sufficient working capital in the near term to fund planned exploration work and ongoing operating expenditures.  The Company is dependent on equity capital to fund exploration and development of its mineral properties over the longer term.  Actual funding requirements may vary from those planned due to a number of factors, including the timing and progress of exploration activities and ongoing litigation the Company is involved in.  Management may seek joint venture partners, where appropriate, in order to minimize the dependence on equity capital.

Outstanding Share Capital

As at March 11, 2008 there were 44,923,000 common shares issued and outstanding and 3,617,000 stock options outstanding, none of which are currently exercisable.  The stock options outstanding have an exercise price of $0.65 of which 25% vests after June 11, 2008, 25% after December 11, 2008, and 50% after December 11, 2009 .

Critical Accounting Policies and Estimates

Mineral properties and related exploration and development costs are recorded at cost on a property-by-property basis. Costs incurred for general exploration that are not project specific or do not result in the acquisition of mineral properties are charged to operations. Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net realizable amounts as appropriate. If an impairment is determined to exist, the mineral property will be written down to its net realizable value. The recoverability of the amounts capitalized for mineral property interests is dependent upon the delineation of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. It is reasonably possible that changes could occur in the near term that could adversely affect management’s estimates and may result in future write-downs of capitalized mineral property interest carrying values.

Effective as of January 1, 2007 the Company has adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855 – Financial Instruments – Recognition and measurement, CICA Handbook Section 3861 - Financial Instruments - Disclosure and Presentation, CICA Handbook Section 1530 – Comprehensive Income, CICA Handbook Section 3865 – Hedges, and CICA Handbook Section 3251 - Equity.  These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

In accordance with CICA Handbook Section 3855, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the consolidated statement of loss. Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company’s share of earnings or losses and reduced by dividends and distributions received.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value.  Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued charges are classified as other liabilities, which are measured at amortized cost.  The Company has classified its investments in public companies, other than those that the Company has significant influence as available-for-sale and therefore carries them at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when the investment is sold. Previously, investments in these public companies were carried at cost, less provisions for other than temporary declines in value. This change in accounting policy results in a $3,428,000 increase in the carrying value of investments in public companies as at January 1, 2007, representing the cumulative unrealized gain at that time.

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with CICA Handbook Section 1530, the Company now reports a consolidated statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders’ equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.

CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  Compensation expense is determined using the Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award’s vesting period.

The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option.  Changes in these input assumptions can significantly affect the fair value estimate.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet transactions.

Related Party Transactions

During the years ended December 31, 2007, 2006 and 2005 the Company paid remuneration for services rendered to directors and to companies controlled by officers who are also directors.  The Company also received management fees, which are recorded as other income from Superior, Lake Shore and Zincore.  These are companies which are related by way of directors in common and/or by way of a management services agreement.  Details of these payments are as follows:

	2007	2006	2005
Remuneration paid to officers / directors	$936	$756	$515
Management fees received	$259	$72	$117

There was also an amount of $39,752 (2006 - $5,669) due to Southwestern from the above mentioned companies at December 31, 2007.  All related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

Fourth Quarter

The Company recorded a consolidated net loss for the fourth quarter of 2007 totalling $38.4 million or $0.86 per share compared with a net earnings of $6.4 million or $0.14 per share for the same period in 2006. The loss in 2007 was mainly due to the write-down of the Boka Project, higher legal fees, retention bonuses for consultants and employees, foreign exchange losses and lower interest income when compared to the same period in 2006. The gain in 2006 was the result of a gain of $1.1 million and $0.6 million on the disposition of FNX and Jinshan shares respectively and a gain on dilution of $6.4 million on the issuance of shares by affiliated companies, the majority of which relates to Zincore.  These gains were partially offset by higher consulting fees and general exploration expenditures.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, exploration advances and other receivables, short-term investments, investments, accounts payable and accrued charges. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Future Changes in Accounting Policies

In June 2007, the CICA issued changes to Section 1400, General Standards of Financial Statement Presentation.  Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  Management shall make an assessment of an entity’s ability to continue as a going concern. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.  Section 1400 is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  Earlier adoption is encouraged.  The adoption of this standard will have no impact on the Company’s operating results or financial position and management expects that there will not be a material impact on the Company’s financial statement disclosure.

In December 2006, the CICA issued Section 1535, Capital Disclosures.  The main features of the new Section are as follows:

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Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;

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A requirement for an entity to disclose quantitative data about what it regards as capital; and

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A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Section 1535 is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The adoption of this standard will have no impact on the Company’s operating results or financial position and management is currently in the process of evaluating the impact that these additional disclosure standards will have on the Company’s financial statements.

In December 2006, the CICA issued Handbook section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. Section 3862 modifies the disclosure requirements of Section 3861 and requires entities to provide disclosures in their consolidated financial statements that enable users to evaluate the significance of financial instruments on the entity’s consolidated financial position and performance, and the nature and extent of risks arising from financial instruments and non-financial derivatives. Section 3863 Financial Instruments – Presentation carries forward unchanged the presentation requirements for financial instruments of Section 3861, Financial Instruments – Disclosures and Presentation. Sections 3862 and 3863 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after October 1, 2007.

Corporate Governance

The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The current Board of Directors is comprised of four individuals, three of whom are neither officers nor employees of the Company and are unrelated in that they are independent of management. The Audit Committee is comprised of three directors who are independent of management.  Two of the three Audit Committee members are professional accountants.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters. The Company also has the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

Controls and Procedures

As required by Mulilateral Instrument 52-109, management is responsible for the design, establishment and maintenance of disclosure controls and procedures over the public disclosure of financial and non-financial information regarding the Company, and internal control over financial reporting to provide reasonable assurance regarding the integrity of the Company’s financial information and reliability of its financial reporting. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company has a Disclosure Policy and a Disclosure Committee in place to mitigate risks associated with the disclosure of inaccurate or incomplete information.  The Company has also undertaken the task of evaluating the effectiveness of internal control over financial reporting and disclosure controls and procedures in order to comply with certification requirements of Sections 404 and 302 of the Sarbanes-Oxley Act.

The Company’s management, with the participation and under the supervision of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), have designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis; and designed internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting.

An evaluation of the effectiveness of the Company’s disclosure controls and procedures was conducted as of December 31, 2007.  Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective in providing reasonable assurance that the material information relating to the Company was made known to them on a timely basis and was processed and disclosed within the appropriate reports and time periods. The Company’s management believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Management has assessed the effectiveness of its internal control over financial reporting as of December 31, 2007 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company’s management has concluded that the Company’s internal controls over financial reporting as at December 31, 2007 was effective as of such date. The current year financial statements also includes an attestation report of the Company’s independent registered chartered accountants regarding internal control over financial reporting

On July 19, 2007, the Company announced it had determined that there were deficiencies in its control procedures for its Boka Project.  See discussion under "General".  The Company has enhanced how certain procedures are affected by implementing additional safeguards including those relating to data compilation procedures.  The Company is continuing to monitor and review the execution of its controls and procedures.

Risks and Uncertainties

The Company is an exploration stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties.  The continued assessment of the Boka Project could result in a further write-down, termination of exploration and development work or loss of the Company's interest in its Boka Project.  If any of the foregoing were to occur, this would have a material adverse effect on the Company's business, financial condition and results of operations.

The Company is named as a defendant in several class action lawsuits filed by certain shareholders of the Company.  The Company cannot assure that it will succeed in defending any claims, that judgments will not be entered against it with respect to any litigation or that reserves the Company may set aside will be adequate to cover any such judgments.  If any of these actions or proceedings against the Company is successful, the Company may be subject to significant damages awards.  The Company is incurring significant legal expenses defending these lawsuits.  Additionally, the defence of these claims could divert the attention of the Company's management and other personnel for significant periods of time.

As a result of the Company withdrawing all its previously announced results for the Boka Project, the Company has been the subject of continuing negative publicity.  This negative publicity may have an effect on the terms under which some joint venture partners will be willing to do business with the Company and could affect its the Company’s financial performance or financial condition.  The Company also believes that many of its employees are operating under stressful conditions, which weaken morale and could lead to increased employee turnover.  Continuing negative publicity could have a material adverse effect on the Company's business, the market price of its publicly traded shares, and its ability to raise capital.

The specifics of the Company's other risks are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators.

Outlook

The Company’s business philosophy has been to focus exploration efforts on areas with world class potential, and to leverage management’s knowledge and technical expertise through joint venture agreements with major mining companies.  Southwestern has been successful in developing highly prospective exploration projects in emerging countries.  The Company will continue to focus the majority of its exploration activities in Peru and to seek opportunities to form additional joint ventures in order to reduce shareholder risk.

In 2008, the Company will explore all opportunities to enhance shareholder value relating to the Boka project, as well as exploring for new opportunities in China. In Peru, the Company and its partners are planning a significant amount of drilling on a number of properties such as Numa, Pacapausa, and Millo-Azucar as well as doing further study on the less advanced properties in the Company’s portfolio to evaluate the best course of action to advance them.

The Company will work to resolve its legal issues while at the same time focusing on its core business strength of exploration.

Additional Information

Additional information is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2007 and the Company’s Annual Information Form and Information Circular.  These documents are available on SEDAR at www.sedar.com.